UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                   Syms Corp.
                                   ----------
                                (Name of Issuer)

                     Common Stock, par value $0.05 per share
                         (Title of Class of Securities)


                                    871551107
                                    ---------
                                 (CUSIP Number)


                Mr. James A. Mitarotonda c/o Barington Companies
                              Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                  June 25, 2004
                                  -------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 871551107
-------------------

1)  NAME OF REPORTING PERSON
    S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Barington Companies Equity Partners, L.P.                        13-4088890
 -------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [x]
                                                               (b) |_|
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                                     7)   SOLE VOTING POWER
NUMBER OF                                 217,632
SHARES                             ---------------------------------------------
BENEFICIALLY                         8)   SHARED VOTING POWER
OWNED BY                                  none
EACH                               ---------------------------------------------
REPORTING                            9)   SOLE DISPOSITIVE POWER
PERSON                                    217,632
WITH                               ---------------------------------------------
                                    10)   SHARED DISPOSITIVE POWER
                                          none
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    217,632
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     |_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    1.44%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 871551107

1)  NAME OF REPORTING PERSON
    S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Barington Companies Offshore Fund, Ltd. (BVI)
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [x]
                                                           (b) |_|
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    British Virgin Islands
--------------------------------------------------------------------------------
                                  7)   SOLE VOTING POWER
NUMBER OF                              54,407
SHARES                           -----------------------------------------------
BENEFICIALLY                      8)   SHARED VOTING POWER
OWNED BY                               none
EACH                             -----------------------------------------------
REPORTING                         9)   SOLE DISPOSITIVE POWER
PERSON                                 54,407
WITH                             -----------------------------------------------
                                 10)   SHARED DISPOSITIVE POWER
                                       none
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    54,407
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.36%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 871551107

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Parche, LLC                                                       20-0870632
 -------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [x]
                                                         (b) |_|
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                             |_|
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                                   7)    SOLE VOTING POWER
NUMBER OF                                90,051
SHARES                            ----------------------------------------------
BENEFICIALLY                       8)    SHARED VOTING POWER
OWNED BY                                 none
EACH                              ----------------------------------------------
REPORTING                          9)    SOLE DISPOSITIVE POWER
PERSON                                   90,051
WITH                              ----------------------------------------------
                                  10)    SHARED DISPOSITIVE POWER
                                         none
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    90,051
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.596%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 871551107

1)  NAME OF REPORTING PERSON
    S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Starboard Value & Opportunity Fund, LLC                          37-1484524
 -------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]
                                                          (b) |_|
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS

    WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                             |_|
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
--------------------------------------------------------------------------------
                                   7)  SOLE VOTING POWER
NUMBER OF                              454,025
SHARES                            ----------------------------------------------
BENEFICIALLY                       8)  SHARED VOTING POWER
OWNED BY                               none
EACH                              ----------------------------------------------
REPORTING                          9)  SOLE DISPOSITIVE POWER
PERSON                                 454,025
WITH                              ----------------------------------------------
                                  10)  SHARED DISPOSITIVE POWER
                                       none
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    454,025
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.0%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON

    OO
--------------------------------------------------------------------------------

Item 1.     Security and Issuer.
            -------------------

      This statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.05 per share (the "Common Stock"), of Syms Corp., a New Jersey corporation (the "Company"). The principal executive offices of the Company are located at Syms Way, Secaucus, New Jersey 07094.

Item 2.     Identity and Background.
            -----------------------

            (a) - (c) This statement is being filed by Barington Companies Equity Partners, L.P., Barington Companies Offshore Fund, Ltd., Parche, LLC and Starboard Value & Opportunity Fund, LLC (each, a "Reporting Entity" and, collectively, the "Reporting Entities").

            As of the date of this filing, the Reporting Entities are the beneficial owners of, in the aggregate, 816,115 shares of Common Stock, representing approximately 5.4% of the shares of Common Stock presently outstanding.

            Barington Companies Equity Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies.
The address of the principal offices of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

            Barington Companies Offshore Fund, Ltd. (BVI) is a limited company organized under the laws of the British Virgin Islands formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of Barington Companies Offshore Fund, Ltd. (BVI) is c/o Bison Financial Services LTD, Bison Court Road Town, Tortola, British Virgin Islands.

       The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company formed to be the general partner of Barington Companies Equity Partners, L.P. The address of the principal offices of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the managing member of Barington Companies Investors, LLC. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

       Barington Companies Investors, LLC is a majority-owned subsidiary of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Barington Capital Group, L.P. is also the Managing Member of Barington Companies Advisors, LLC, the investment advisor of Barington Companies Offshore Fund, Ltd. (BVI), which has voting power with respect to the shares owned by Barington Companies Offshore Fund, Ltd. (BVI). The address of the principal offices of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation formed to be the general partner of Barington Capital Group, L.P. The address of the principal business and principal offices of LNA Capital Corp. is: c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the sole stockholder of LNA Capital Corp.

      Each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is a Delaware limited liability company formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. The address of the principal offices of Starboard Value & Opportunity Fund, LLC and Parche, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The managing member of each of Starboard Value & Opportunity Fund, LLC and Parche, LLC is Admiral Advisors, LLC. The sole member of Admiral Advisors, LLC is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. The Managing Member of Ramius Capital Group, LLC is C4S & Co., LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal offices of C4S & Co., LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a managing member of C4S & Co., LLC. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

            (d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

            (f) Each natural person identified in Item 2 is a citizen of the United States.

Item 3.     Source and Amount of Funds or Other Consideration.
            -------------------------------------------------

            All purchases of Common Stock by the Reporting Entities were made in open market transactions described in the attached Schedule. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended for such purchases was $1,794,916.76 by Barington Companies Equity Partners, L.P., $448,722.11 by Barington Companies Offshore Fund Ltd. (BVI), $833,509.38 by Parche, LLC and $3,750,336.98 by Starboard Value & Opportunity Fund, LLC.

Item 4.     Purpose of Transaction.
            ----------------------

      Each of the Reporting Entities acquired beneficial ownership of the Shares of Common Stock to which this Statement related in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the Reporting Entities, has been undervalued.

      The Reporting Persons consider their equity position to be for investment purposes only. Each of the Reporting Entities may acquire additional shares or other securities of the Company or sell or otherwise dispose of any or all of the shares or other securities of the Company beneficially owned by it. The Reporting Entities may also take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

            Except as set forth in this Item 4, none of the Reporting Entities have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of
Schedule 13D.

Item 5.     Interest in Securities of the Issuer.
            ------------------------------------

      (a) As of the date hereof, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 217,632 shares of Common Stock, representing approximately 1.44% of the shares of Common Stock presently outstanding based upon based upon the 15,104,553 shares of Common Stock reported by the Company to be issued and outstanding as of May 3, 2004 in its Form 10-K filed with the Securities and Exchange Commission on May 20, 2004 (the "Issued and Outstanding Shares").

            As of the date hereof, Barington Companies Offshore Fund, Ltd. (BVI) beneficially owns an aggregate of 54,407 shares of Common Stock, representing approximately 0.36% of the shares of Common Stock presently outstanding based upon the Issued and Outstanding Shares.

      As of the date hereof, Parche, LLC beneficially owns an aggregate of 90,051 shares of Common Stock, representing approximately 0.596% of the shares of Common Stock presently outstanding based upon the Issued and Outstanding Shares.

            As of the date hereof, Starboard Value & Opportunity Fund, LLC beneficially owns an aggregate of 454,025 shares of Common Stock, representing approximately 3.0% of the outstanding shares of Common Stock based upon the Issued and Outstanding Shares.

            (b) Each of the Reporting Entities has sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by it.

      (c) Except as set forth above or in the attached Schedule, no person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date hereof.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.
            ------------------------------------------------------------

      Not applicable

Item 7.     Material to be Filed as Exhibits.
            --------------------------------

            99.1 Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Companies Offshore Fund, Ltd.
                  (BVI), Parche, LLC and Starboard Value & Opportunity Fund, LLC dated July 5, 2004.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:      July 5, 2004

                                       BARINGTON COMPANIES EQUITY PARTNERS,
                                       L.P.



                                       By: Barington Companies Investors,
                                           LLC, its general partner

                                       By: /s/ James A. Mitarotonda
                                          ------------------------------------
                                       Name:  James Mitarotonda
                                       Title: Manager


                                       BARINGTON COMPANIES OFFSHORE FUND,
                                       LTD. (BVI)



                                       By: /s/ James A. Mitarotonda
                                          ------------------------------------
                                       Name:  James A. Mitarotonda
                                       Title: Manager


                                       PARCHE, LLC

                                       By: Admiral Advisors, LLC, its managing
                                           member

                                       By: /s/ Jeffrey M. Solomon
                                          -----------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Authorized Signatory



                                       STARBOARD VALUE & OPPORTUNITY FUND, LLC


                                       By: Admiral Advisors, LLC, its managing
                                           member

                                       By: /s/ Jeffrey M. Solomon
                                          ------------------------------------
                                       Name:  Jeffrey M. Solomon
                                       Title: Authorized Signatory

                                    SCHEDULE

        This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Entity during the past 60 days. All transactions were effectuated in the open market through a broker.


Shares purchased by Barington Companies Equity Partners, L.P.


             Number of
Date           Shares                Price Per Share           Cost(1)
----         ---------               ---------------         -----------
2/20/04        14,534                    $7.80               $113,365.20
2/23/04        10,266                     $7.8691              $80,784.18
3/2/04          1,014                     $7.850                $7,959.90
3/3/04          1,094                     $7.850                $8,587.90
3/4/04          2,826                     $7.8945              $22,309.86
3/5/04             54                     $7.87                   $424.98
3/8/04            453                     $7.9753               $3,612.81
3/10/04           453                     $8.1456               $3,689.96
3/11/04           933                     $8.0857               $7,543.96
3/12/04           160                     $8.1375               $1,302.00
3/15/04           454                     $8.1035               $3,678.99
3/16/04           296                     $8.1405               $2,405.59
3/17/04           213                     $8.0994               $1,725.17
3/18/04           374                     $8.0547               $3,012.46
3/19/04           480                     $8.0483               $3,863.18
3/22/04           586                     $8.0157               $4,697.20
3/23/04           797                     $8.0311               $6,400.79
3/25/04           640                     $8.000                $5,120.00
3/26/04           534                     $8.000                $4,272.00
3/29/04           587                     $8.000                $4,696.00
3/30/04         1,307                     $8.000               $10,456.00
3/31/04         1,945                     $8.000               $15,560.00
4/12/04         1,894                     $7.700               $14,583.80
4/14/04         2,666                     $7.6351              $20,355.18
4/15/04           320                     $7.5875               $2,428.00
4/22/04        16,000                     $8.000              $128,000.00
5/7/04          1,334                     $7.700               $10,271.80
6/15/04           160                     $7.9425               $1,270.80
6/22/04       136,830                     $8.300            $1,135,689.00
6/25/04         4,374                     $8.9112              $38,977.59
6/28/04         4,214                     $9.0559              $38,161.56
6/29/04         1,840                     $8.9881              $16,538.10
6/30/04         8,000                     $9.1466              $73,172.80



----------

(1) Excludes commissions and other execution-related costs.

Shares purchased by Barington Companies Offshore Fund, Ltd.


             Number of
Date           Shares                Price Per Share           Cost(2)
----         ---------               ---------------         -----------
2/20/04         3,633                    $7.800               $28,337.40
2/23/04         2,567                    $7.8691              $20,199.98
3/2/04            253                    $7.850                $1,986.05
3/3/04            273                    $7.850                $2,143.05
3/4/04            707                    $7.8945               $5,581.41
3/5/04             13                    $7.87                   $102.31
3/8/04            114                    $7.9753                 $909.18
3/10/04           114                    $8.1456                 $928.60
3/11/04           233                    $8.0857               $1,883.97
3/12/04            40                    $8.1375                 $325.50
3/15/04           113                    $8.1035                 $915.70
3/16/04            74                    $8.1405                 $602.40
3/17/04            54                    $8.0994                 $437.37
3/18/04            93                    $8.0547                 $749.09
3/19/04           120                    $8.0483                 $965.80
3/22/04          147                     $8.0157               $1,178.31
3/23/04           200                    $8.0311               $1,606.22
3/25/04           160                    $8.000                $1,280.00
3/26/04           133                    $8.000                $1,064.00
3/29/04           146                    $8.000                $1,168.00
3/30/04           326                    $8.000                $2,608.00
3/31/04           487                    $8.000                $3,896.00
4/12/04           473                    $7.700                $3,642.10
4/14/04           667                    $7.6351               $5,092.61
4/15/04            80                    $7.5875                 $607.00
4/22/04         4,000                    $8.000               $32,000.00
5/7/04            333                    $7.700                $2,564.10
6/15/04            40                    $7.9425                 $317.70
6/22/04        34,208                    $8.300              $283,926.40
6/25/04         1,093                    $8.9115               $9,740.27
6/28/04         1,053                    $9.0559               $9,535.86
6/29/04            460                   $8.9881               $4,134.53
6/30/04          2,000                   $9.1466              $18,293.20


----------

(2) Excludes commissions and other execution-related costs.

Shares purchased by Parche, LLC


             Number of
Date           Shares                Price Per Share           Cost(3)
----         ---------               ---------------         -----------
6/30/04         86,851                 $9.26                  $804,240.26
6/30/04          3,200                 $9.1466                 $29,269.12
----------

(3) Excludes commissions and other execution-related costs.


Shares purchased by Starboard Value & Opportunity Fund, LLC



             Number of
Date           Shares                Price Per Share           Cost(4)
----         ---------               ---------------         -----------
3/1/04        49,600                     $7.9200             $392,832.00
3/2/04         2,206                      $7.8500              $15,904.06
3/3/04         2,186                      $7.8500              $17,160.10
3/4/04         5,654                      $7.8945              $44,635.66
3/5/04           112                      $7.8700                 $881.44
3/8/04           952                      $7.9753               $7,592.48
3/10/04          952                      $8.1456               $7,754.64
3/11/04        1,961                      $8.0857              $15,856.04
3/12/04          336                      $8.1375               $2,734.20
3/15/04          952                      $8.1035               $7,714.54
3/16/04          621                      $8.1405               $5,055.28
3/17/04          426                      $8.0994               $3,450.36
3/18/04          784                      $8.0547               $6,314.86
3/19/04         1,008                     $8.0483               $8,112.72
3/22/04         1,232                     $8.0157               $9,875.32
3/23/04         1,674                     $8.0311              $13,444.08
3/25/04         1,344                     $8.0000              $10,752.00
3/26/04         1,120                     $8.0000               $8,960.00
3/29/04         1,232                     $8.0000               $9,856.00
3/30/04         2,744                     $8.0000              $21,952.00
3/31/04         4,084                     $8.0000              $32,672.00
4/12/04         3,976                     $7.7000              $30,615.12
4/14/04         5,600                     $7.6351              $42,756.38
4/15/04           672                     $7.5875               $5,098.80
4/22/04        33,600                     $8.0000             $268,800.00
5/7/04          2,800                     $7.7000              $21,559.92
6/15/04           336                     $7.9425               $2,668.68
6/22/04       287,345                     $8.3000           $2,384,963.42
6/25/04         9,184                     $8.9117              $81,845.38
6/28/04         8,848                     $9.0559              $80,126.60
6/29/04         3,864                     $8.9881              $34,730.02
6/30/04        16,800                     $9.1466             $153,662.88


----------

(4) Excludes commissions and other execution-related costs.